Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No.
82-5093

02 MAY 14 AM 10:

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

May 2, 2002

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre, 701 West Georgia St.
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777
Alberta Securities Commission
10025 Jasper Avenue, 19th Floor
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

02034101

SUPPL

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc.
File No. 1072

Enclosed please find an Insider Report for **ANASTASIOS (TOM) DRIVAS** dated May 2, 2002.

Yours very truly,

JOHNSTONE & COMPANY

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Per: Kathleen E. Skerrett

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b)
(Exemption No. 82-5093) - Via Ordinary Mail

KES/vl

F:\WPDOC\LTR\RGRI\ins td may02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-5093

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in *British Columbia, Alberta, Saskatchewan, Manitoba*, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROMIOS GOLD RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 26 | 2 | 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRIVAS

GIVEN NAMES: ANASTASIOS (TOM)

No. STREET APT: 17 DIDRICKSON DRIVE

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M2P 1J7

BUSINESS TELEPHONE NUMBER: 416-221-0411

BUSINESS FAX NUMBER: 416-218-9772

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS U.S.S.E.C. - Exemption No. 82-5093

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	282,559									282,559	0	
COMMON SHARES	690,162	29	4	2002	16	150,000		$0.17		840,162	0	See Remark 1
COMMON SHARES	1,181,801									1,181,801	1	See Remark 2
WARRANTS	60,000	29	4	2002	16	150,000		$0.17		210,000	0	See Remark 1

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. On April 29, 2002, the undersigned purchased through a private placement 150,000 flow-through units priced at $0.17 per unit with each unit consisting of one (1) flow-through common share and one (1) share purchase warrant with each warrant entitling the holder to acquire one (1) additional flow-through common share at $0.17 per share until April 29, 2004.

2. Held by Romios Estates Ltd. which is controlled by the undersigned.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANASTASIOS (TOM) DRIVAS

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 2 | 5 | 2002